BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities:		
Net income	$	2,773,970
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from non-customers		130,463
Prepaid expenses - related party		(39,197)
Prepaid expenses and deposits		2,829
Accounts payable and payables to broker-dealers		(118,277)
Net cash provided by operating activities		2,749,788
Cash Flows From Financing Activities:		
Member's contributions		20,000
Member's distributions		(2,850,000)
Cash used by financing activities		(2,830,000)
Net decrease in cash and cash equivalents		(80,212)
Cash at beginning of period		373,127
Cash at end of the period	$	292,915

See accompanying notes.